UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)

Lloyds Banking Group plc

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

539439109

(CUSIP Number)

Stephen Parker

1 Horse Guards Road

London

SW1A 2HQ

(+44) 20 7270 5666

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 17 , 2014

(Date of Event Which Requires Filing of this Statement)

Her Majesty’s Treasury;

UK Financial Investments Limited

Names of Reporting Persons

If the filing person has previously filed a statement on Schedule 13Gto report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Explanatory note: In lieu of providing the information called for by Schedule 13D, Her Majesty’s Treasury furnishes copies of “TR-1: Notification of Major Interest in Shares”, which is the standard form for any notification required to be delivered under the UK Disclosure Rules and Transparency Rules to an issuer whose shares are listed on a relevant European Economic Area market (and to the UK Financial Services Authority) following the acquisition or disposal of certain interests in the shares or voting rights in such issuer. The UK Disclosure Rules and Transparency Rules implement the European Transparency Directive (EU Directive 2004/109/EC). Such  modified Schedule 13Ds are filed pursuant to no-action relief granted by the Staff of the Securities and Exchange Commission in a no-action letter dated December 10, 2008. This Amendment provides disclosure as to the entering into a trading plan by Her Majesty’s Treasury as well as copy of a prior “T-1 : Notification of Major Interest in Shares”

1.	Names of Reporting Persons. Her Majesty’s Treasury; UK Financial Investments Limited

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds NA

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization UK

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 17,771,118,604

	8.	Shared Voting Power

	9.	Sole Dispositive Power 17,771,118,604

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,771,118,604 (24.9%)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11)

14.	Type of Reporting Person 00

ITEM 4. PURPOSE OF TRANSACTION

See the following press release issued with respect to the plans of the UK Financial Investment Limited and Her Majesty’s Treasury with respect to the Shares.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION INTO OR IN THE UNITED STATES OR ANY OTHER STATE OR JURISDICTION IN WHICH SUCH RELEASE, PUBLICATION OR DISTRIBUTION WOULD BE UNLAWFUL.

17 December 2014

UK Financial Investments Limited (“UKFI”)

Intention to sell shares in Lloyds Banking Group plc through a trading plan

UKFI today announces that it intends to sell part of Her Majesty’s Treasury’s (“HMT”) shareholding in Lloyds Banking Group plc (the “Company”) over the next six months through a pre-arranged trading plan that will be managed by Morgan Stanley & Co. International plc (“Morgan Stanley”).

Under the trading plan, Morgan Stanley will have full discretion to effect a measured and orderly sell down of shares in the Company on behalf of HMT.

Following the publication of the Bank of England stress tests yesterday, the trading plan has been entered into today; however, it is possible that sales may not commence until the New Year.  The trading plan will terminate no later than 30 June 2015. HMT has instructed Morgan Stanley that up to but no more than 15% of the aggregate total trading volume in the Company is to be sold over the duration of the trading plan. The number of shares sold under the trading plan will depend on market conditions, among other factors. As with all disposals, delivering value for money for the taxpayer is a key consideration and shares will not be sold below the average price per share that the previous government paid for them.

HMT currently owns 17.8 billion ordinary shares in the Company, which represents 24.9% of the issued ordinary share capital of the Company.

J.P. Morgan Cazenove is acting as Privatisation Strategy Adviser to UKFI. Freshfields Bruckhaus Deringer LLP is acting as Legal Counsel to UKFI in respect of English and US law.

UKFI has engaged Morgan Stanley to execute the trading plan.

Contact:

UKFI Communications: Liz Morley +44 (0) 20 7395 0456

This press release is for information purposes only and does not constitute or form a part of an offer to sell or a solicitation of an offer to purchase any security of the Company in the United States or in any other jurisdiction where such offer or solicitation is unlawful.  The securities of the Company described in this press release have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or any applicable state or foreign securities laws and may not be offered or sold in the United States absent registration or an exemption from the registration requirements of the Securities Act.  There shall be no public offering of securities in the United States or any other jurisdiction. J.P. Morgan Securities plc (which conducts its UK investment banking business under the name J.P. Morgan Cazenove), Morgan Stanley & Co. International plc and Morgan Stanley Securities Limited  (together, the “Banks”), which are authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom, are acting on behalf of HM Treasury and UKFI and no one else in connection with the trading plan and will not be responsible to any other person for providing the protections afforded to any of their respective clients or for providing advice to any other person in relation to the trading plan.  Neither of the Banks will regard any other person as its client in relation to the trading plan.  No representation or warranty, express or implied, is or will be made as to, or in relation to, and no responsibility or liability is or will be accepted by either of the Banks or by any of their respective affiliates or agents as to or in relation to, the accuracy, completeness or sufficiency of this announcement or any other written or oral information made available to or publicly available to any interested party or its advisers in connection with HM Treasury, UKFI, the Company, the trading plan or any of arrangements described herein, and any liability therefore is expressly disclaimed.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

See the following “TR-1 : Notification of Major Interest in Shares” previously issued in respect of the interests of HM Treasury and UK Financial Investments Limited in the Shares.

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES(i)

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: (ii)	Lloyds Banking Group plc

2 Reason for the notification (please tick the appropriate box or boxes):

An acquisition or disposal of voting rights	Yes
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other (please specify):

3.Full name of person(s) subject to the notification obligation: (iii)	The Commissioners of Her Majesty’s Treasury

4.Full name of shareholder(s) (if different from 3.):(iv)	The Solicitor for the Affairs of Her Majesty’s Treasury

5.Date of the transaction and date on which the threshold is crossed or reached: (v)	31 March 2014

6.Date on which issuer notified:	31 March 2014

7.Threshold(s) that is/are crossed or reached: (vi), (vii)	Below 25%

8. Notified details:

A: Voting rights attached to shares (viii), (ix)

Situation previous
to the triggering
	transaction		Resulting situation after the triggering transaction
Class/type of		Number	Number of	Number of voting
shares	Number	of	shares	rights		% of voting rights (x)
if possible using the ISIN CODE	of Shares	Voting Rights	Direct	Direct (xi)	Indirect (xii)	Direct	Indirect

GB0008706128	23,326,529,533	23,326,529,533	17,771,118,604	17,771,118,604		24.9%

B: Qualifying Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date (xiii)	Exercise/ Conversion Period (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments (xv), (xvi)

Resulting situation after the triggering transaction

Type of financial instrument	Exercise price	Expiration date (xvii)	Exercise/ Conversion period (xviii)	Number of voting rights instrument refers to	% of voting rights (xix), (xx)
					Nominal	Delta

Total (A+B+C)

Number of voting rights	Percentage of voting rights
17,771,118,604	24.9%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: (xxi)

UK Financial Investments Limited, a company wholly-owned by Her Majesty’s Treasury, is entitled to exercise control over the voting rights which are the subject of this notification (pursuant to certain management arrangements with Her Majesty’s Treasury).

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:	The Solicitor for the Affairs of Her Majesty’s Treasury is acting as nominee for Her Majesty’s Treasury

14. Contact name:	James Neilson

15. Contact telephone number:	020 7270 5813

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 18, 2014

Her Majesty’s Treasury, a department of Her Majesty’s Government of the United Kingdom of Great Britain and Northern Ireland

By:	/s/ Donna Leong
Name: Donna Leong
Title: Deputy Director, Financial Stability

UK Financial Investments Limited

By:	/s/ O.C. Holbourn
Name: O.C. Holbourn
Title: Head of Market Investment